Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

SECOND QUARTER ENDED JUNE 30, 2012

The following Management’s Discussion and Analysis (“MD&A”), dated August 13, 2012, should be read in conjunction with IAMGOLD’s consolidated interim unaudited financial statements and related notes and IAMGOLD’s annual consolidated financial statements for December 31, 2011 and related notes thereto which appear elsewhere in this report. All figures in this MD&A are in U.S. dollars, unless stated otherwise. Additional information on IAMGOLD Corporation can be found at www.sedar.com or www.sec.gov. IAMGOLD’s securities trade on the Toronto and New York stock exchanges.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking statements. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, financing and interest rates; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, refer to the Company’s most recent annual MD&A risks and uncertainties section, and the Company’s latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The Annual Information Form and the risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and available upon request from the Company) and hereby incorporated by reference into this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2012

INDEX

About IAMGOLD	2

Second Quarter Highlights	2

Outlook	5

Market Trends	6

Quarterly Updates

Operations	8

Development and Expansion Projects	14

Exploration	16

Quarterly Financial Review	18

Financial Condition

Liquidity and Capital Resources	18

Market Risk	19

Shareholders’ Equity and Cash Flow	21

Disclosures Controls and Procedures and Internal Control over Financial Reporting	22

Critical Judgments and Estimates	22

Future Accounting Policies and Risks and Uncertainties	23

Non-GAAP Financial Performance Measures	23

ABOUT IAMGOLD

IAMGOLD Corporation (“IAMGOLD,” “IMG,” or the “Company”) is a leading mid-tier gold mining company producing approximately one million ounces annually from five gold mines (including current joint ventures) on three continents. In the Canadian province of Québec, the Company also operates Niobec Inc., which produces more than 4.5 million kilograms of niobium annually, and owns a rare earth element resource close to its niobium mine. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities. IAMGOLD’s growth plans are strategically focused in certain regions in Canada, select countries in South America and Africa.

With respect to corporate social responsibility, IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of only eight mining companies on the JSI index2 which is modeled on the S&P/TSX 60.

IAMGOLD is listed on the Toronto Stock Exchange (“IMG”) and the New York Stock Exchange (“IAG”).

SECOND QUARTER HIGHLIGHTS

FINANCIAL

•

Revenues for the second quarter 2012 were $410.6 million, up $64.9 million or 19% from the same prior year period. The increase in revenues was mainly related to higher gold sales volume ($49.5 million), higher realized gold price ($17.7 million) and higher niobium revenues ($0.3 million).

•

Mining costs for the second quarter 2012 were $250.1 million, up $50.1 million or 25% from the same prior year period. The increase in mining costs was mainly related to higher operating costs ($11.1 million) from a 16,000 ounce increase in production, higher royalties ($1.5 million), inventory movements mostly from sales exceeding production ($21.0 million), higher depreciation, depletion and amortization ($12.9 million) and the adverse impact of a lower real discount rate in the calculation of asset retirement obligations at closed sites ($3.6 million).

•	Adjusted net earnings[1] for the second quarter 2012 were $74.0 million ($0.20 per share1), up $6.3 million ($0.02 per share) or 9% from the same prior year period.

1	The Company has included adjusted net earnings and adjusted net earnings per share which are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.
2	The Jantzi Social Index (“JSI”). The JSI, a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60 consists of 60 Canadian companies that pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2012

•

Net earnings from continuing operations attributable to equity holders for the second quarter 2012 were $52.9 million or $0.14 per share, down $21.6 million or 29% from the same prior year period. The decrease in net earnings from continuing operations attributable to equity holders was related to impairment of marketable securities ($14.9 million), realized and unrealized derivative losses ($7.9 million), lower foreign exchange gains ($4.4 million), higher exploration costs ($5.1 million), higher general and administrative expenses ($2.9 million), higher income and mining taxes ($1.7 million), partially offset by the net effect of changes in revenues and mining costs discussed above which positively impacted net earnings ($14.8 million) and other movements ($0.5 million).

•

Cash, cash equivalents and gold bullion (at market value) was $614.9 million at June 30, 2012, down $642.2 million since March 31, 2012 mainly due to the acquisition of Trelawney Mining and Exploration Inc. ($480.4 million) and capital expenditures related to mining assets and exploration and evaluation assets ($171.8 million).

•	Operating cash flow before changes in working capital[2] for the second quarter 2012 was $72.4 million ($0.19 per share2), down $4.0 million ($0.01 per share) or 5% from the same prior year period.

•

Operating cash flow for the second quarter 2012 was $52.7 million, up $40.5 million or 332% from the same prior year period. The increase in operating cash flow is attributed to better non-cash working capital management ($44.5 million), changes in revenues and mining costs excluding depreciation discussed above ($27.7 million), partially offset by higher income and mining taxes paid ($31.0 million) and other items ($0.7 million).

OPERATIONS

•

From a Health and Safety perspective, the frequency of all types of serious injuries (measured as DART rate1) across IAMGOLD for the current year to date was 1.04 compared to 1.12 for the full year 2011, representing a 7% improvement.

•

Attributable gold production from continuing operations for the second quarter 2012 was 204,000 ounces, up 16,000 ounces or 9% from the same prior year period. The increase in attributable gold production was mainly due to higher production at Essakane which was primarily the result of having effectively addressed the technical issues that limited production in 2011. In addition, Rosebel experienced higher throughput and recoveries which resulted in increased production. These increases were partially offset by lower production at the Sadiola joint venture driven by lower throughput and lower recoveries from processing graphitic ore.

•

Cash costs[2] for the second quarter 2012 were $737 per ounce, up $40 per ounce or 6% from the same prior year period. The increase in cash costs mainly related to higher operating costs at the Sadiola and Yatela joint ventures due to the expected high strip ratios and lower grades resulting in higher costs per ounce of production.

NIOBIUM OPERATIONS

•

Niobium production for the second quarter 2012 was 1.2 million kilograms, up 0.1 million kilograms or 9% from the same prior year period. The increase in niobium production was a result of higher conversion of niobium pentoxide and higher recoveries, offset to some extent by lower grades mined. The operating margin per kilogram of niobium[2] for the second quarter 2012 was $15 per kilogram, up $1 per kilogram or 7% from the same prior year period as a result of a higher realized niobium price.

CORPORATE DEVELOPMENTS

•

On June 21, 2012, the Company completed the acquisition of all of the issued and outstanding common shares of Trelawney through a plan of arrangement (the “Transaction”). Under the terms of the Transaction, former shareholders of Trelawney received C$3.30 in cash for each common share of Trelawney held. The main asset acquired in this transaction is the Côté Gold project located adjacent to the Swayze Greenstone Belt in Northern Ontario, Canada.

•

On June 20, 2012, the Company entered into a definitive arrangement with INV Metals Inc. (“INV”) whereby the Company will receive 150 million shares (40% - 45% interest) of INV as consideration for the sale of the Quimsacocha development property in Ecuador. The acquisition is subject to INV raising C$20 million in financing which brings the total value of the deal to approximately C$30 million. The closing of the transaction is subject to certain conditions on the part of the purchaser, including INV shareholder approval, government consent and financing by INV.

1	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.
2	The Company has included operating cash flow before changes in working capital, operating cash flow before changes in working capital per share, total cash cost per ounce and operating margin per kilogram of niobium sold which are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2012

Summary of Financial and Operating Results	Three months ended June 30,			Six months ended June 30,
($ millions, except where noted)	2012	Change	2011	2012	Change	2011
Financial Data
Revenues	$410.6	19%	$345.7	$814.8	7%	$759.7
Mining costs including depreciation, depletion and amortization	$250.1	25%	$200.0	$465.7	14%	$409.5

Gross earnings from mining operations	$160.5	10%	$145.7	$349.1	—	$350.2

Net earnings attributable to equity holders of IAMGOLD[1]	$52.9	(29%)	$74.5	$172.1	(17%)	$207.7
Basic net earnings per share ($/share)[1]	$0.14	(30%)	$0.20	$0.46	(18%)	$0.56

Adjusted net earnings attributable to equity holders of IAMGOLD[1,2]	$74.0	9%	$67.7	$166.4	(10%)	$185.5
Basic adjusted net earnings per share ($/share)[1,2]	$0.20	11%	$0.18	$0.44	(12%)	$0.50

Operating cash flow[1]	$52.7	332%	$12.2	$223.0	6%	$211.2
Operating cash flow ($/share)[1]	$0.14	367%	$0.03	$0.59	5%	$0.56

Operating cash flow before changes in working capital[1,2]	$72.4	(5%)	$76.4	$258.1	(11%)	$290.9
Operating cash flow before changes in working capital ($/share)[1,2]	$0.19	(5%)	$0.20	$0.69	(12%)	$0.78

Key Operating Statistics – Gold Mines
Gold sales – 100% (000s oz)[1]	226	17%	193	434	(5%)	459
Gold sales – Attributable (000s oz)[1]	212	16%	182	407	(6%)	431
Gold production – Attributable (000s oz)[3]	204	9%	188	411	(2%)	421

Average realized gold price ($/oz)[1]	$1,593	5%	$1,515	$1,645	14%	$1,447
Total Cash cost ($/oz)[1,2]	$737	6%	$697	$708	15%	$613
Gold margin ($/oz)[1,2]	$856	5%	$818	$937	12%	$834

Key Operating Statistics – Niobec mine
Niobium production (millions of kg Nb)	1.2	9%	1.1	2.3	5%	2.2
Niobium sales (millions of kg Nb)	1.2	(8%)	1.3	2.4	4%	2.3
Operating margin ($/kg Nb)[2]	$15	7%	$14	$15	—	$15

Financial Position ($ millions, except where noted)	June 30, 2012	Change	December 31, 2011
Cash, cash equivalents, and gold bullion	$614.9	(51%)	$1,262.5
• at market value
• at cost	$496.4	(57%)	$1,148.4
Total assets	$4,492.3	3%	$4,349.7
Equity	$3,665.5	4%	$3,528.9

1	Amounts represent results from continuing operations and do not include discontinued operations.
2	The Company has included the following non-GAAP measures: adjusted net earnings attributable to equity holders of IAMGOLD, adjusted net earnings per share, operating cash flow before changes in working capital per share, total cash cost per ounce, gold margin per ounce, and operating margin per kilogram of niobium sold at the Niobec mine. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.
3	Excludes attributable ounces from discontinued operations of nil for the three and six months ended June 30, 2012 (three months ended June 30, 2011: 10,000 ounces, six months ended June 30, 2011: 67,000 ounces). Discontinued operations include Mupane, Tarkwa and Damang, which were sold in 2011.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2012

OUTLOOK

IAMGOLD full year 2012 guidance	2012 Plan
Attributable gold production (000s oz)
Rosebel	370 – 395
Essakane	320 – 345
Total mines owned and operated by IAMGOLD	690 – 740
Total joint venture mines (Sadiola and Yatela)	150 – 170

Total attributable production	840 – 910

Cash cost ($/oz) from continuing operations[1]	$670 –$695

Average gold price ($/oz)	$1,700
Average crude oil price ($/barrel)	$90
Average foreign exchange rate (C$/US$)	1.00
Average foreign exchange rate (US$/€)	1.40

Niobec production (millions of kg Nb)	4.6 – 5.1
Niobec operating margin ($/kg Nb)[1]	$15 – $17

Capital expenditures ($ millions)	$800 –$840

1	Cash cost per ounce and operating margin per kilogram of niobium sold at the Niobec mine are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

The Company maintains its annual gold production, cash cost and capital expenditures guidance.

The effective tax rate for the second quarter 2012 was 45% (35% for the first six months 2012) compared to the same prior year period of 37% (29% for the first six months 2011). The increase in the effective tax rate is primarily attributable to the non-recognition of losses (6%) and other items that are not indicative of the Company’s future operating performance (2%).

The non-recognition of losses is related to the Company’s exploration activity at certain exploration entities. The accounting principles generally prohibit the recognition of tax benefits on losses for entities that do not have a history of profitability. Although the Company’s historical exploration efforts have been very positive to date, the Company is prohibited from recording tax benefits related to losses incurred by certain exploration entities.

The items that are not indicative of the Company’s future operating performance are primarily the impairment of marketable securities and fluctuations in exchange rates. Similar to the non-recognition of losses noted above, the accounting principles prohibit the Company from recognizing the tax benefit on the impairment of marketable securities. The fluctuation in exchange rates relates to the non-U.S. dollar tax currency of many of the Company’s subsidiaries. As a result, the monthly conversion of the subsidiaries’ non-U.S. dollar taxes generates foreign exchange gains and losses that are included in the income tax expense.

Given the Company’s plans for record spending on exploration in 2012, the Company expects that the annual effective tax rate will now be in the range of 35% to 37%. Based on exploration results, the Company could re-allocate spending between entities resulting in tax benefits previously not recognized.

At Niobec, production numbers indicate that the Company is on track for meeting its annual guidance of niobium production and operating margin.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2012

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS

Events and conditions in the global financial markets impact gold prices, commodity prices, interest rates and currency rates. These conditions and market volatilities may have a positive or negative impact on the Company’s revenues, operating costs, project development expenditures and project planning.

GOLD MARKET

In the second quarter 2012, the gold price continued to display considerable volatility with spot daily closings between $1,540 and $1,678 per ounce (2011: between $1,418 and $1,553 per ounce) from the London Bullion Market Association.

	Three months ended June 30,			Six months ended June 30,
	2012	Change	2011	2012	Change	2011
Average market gold price ($/oz)	$1,609	7%	$1,506	$1,651	14%	$1,445
Average realized gold price ($/oz)	$1,593	5%	$1,515	$1,645	14%	$1,447
Closing market gold price ($/oz)				$1,599	6%	$1,506

NIOBIUM MARKET

The Company is one of three significant producers of ferroniobium in the world, with a market share of approximately 8% in 2011. The largest producer in the niobium market is a Brazilian producer whose dominant market position can impact market dynamics. Niobium demand closely follows the demand for steel, with a trend towards increased usage of niobium per tonne of steel produced. World steel production increased 1% and 3% compared to the second quarter 2011 and the first quarter 2012, respectively. The average realized sales price was marginally higher in the second quarter 2012 when compared to the average realized sales price in the second quarter 2011 and consistent with that of the first quarter 2012.

CURRENCY

The Company’s reporting and functional currency is the U.S. dollar. Movement in the Canadian dollar against the U.S. dollar has a direct impact on the Company’s Canadian mining activities and the corporate office cost base. International operations are also exposed to fluctuation in currency exchange rates. Currencies continued to experience volatility relative to the U.S. dollar in the second quarter 2012. The key currencies to which the Company is exposed are the Canadian dollar and the Euro.

Second quarter ended June 30	2012	2011
Average rates
• Canadian$ / U.S.$	1.0101	0.9675
• U.S.$ / Euro	1.2830	1.4396
Closing rates
• Canadian$ / U.S.$	1.0165	0.9638
• U.S.$ / Euro	1.2658	1.4498

In 2012, the Company will have a significant Canadian dollar requirement due to capital expenditures required to advance the Westwood and Côté Gold projects, as well as operating and capital expenditures at the Niobec mine. In addition, during 2012 the Company will continue to have Euro and ZAR requirements due to capital and operating expenditures related to the Essakane mine in Burkina Faso. The Company hedges currency exposure through forward and option contracts to mitigate the impact of the volatility in the exchange rates of these currencies. In 2012, the Company will, on an ongoing basis, update its hedging strategy, which is designed to meet its currency requirements by mitigating the volatility of movement in the exchange rate of foreign currencies.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2012

OIL PRICE

The Company’s operations and projects expect to consume approximately 0.8 million barrels of fuel in 2012. In the second quarter 2012, the oil price displayed considerable volatility with spot daily closings between $78 and $106 per barrel.

Second quarter ended June 30	2012	2011
Average market oil price ($/barrel)	$93	$102
Closing market oil price ($/barrel)	$85	$95

Refer to Financial Condition – Market risks section for more information.

SENSITIVITY IMPACT

The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program that can affect the Company’s operating results, assuming expected 2012 production levels.

	Change of	Annualized Impact on Cash Cost[1] by $/oz
Gold price	$100/oz	$6
Oil price	$10/barrel	$12
Euro	$0.10	$10

1	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2012

QUARTERLY UPDATES

Operations

The table below presents the total ounces of gold sold from continuing operations and the realized gold price per ounce.

	Gold sales (000s oz)				Realized gold price ($/oz)
	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011	2012	2011	2012	2011
Operator	198	156	376	385	$1,591	$1,518	$1,645	$1,448
Joint ventures[1]	28	37	58	74	$1,607	$1,500	$1,649	$1,444

Total sales from continuing operations [2,3]	226	193	434	459	$1,593	$1,515	$1,645	$1,447

1	Attributable sales of joint ventures: Sadiola (41%) and Yatela (40%).
2	Attributable sales volume for the second quarters 2012 and 2011 were 212,000 ounces and 182,000 ounces, respectively, and for the first six months 2012 and 2011 were 407,000 ounces and 431,000 ounces after taking into account 95% of the Rosebel sales and 90% of the Essakane sales.
3	Continuing operations exclude Mupane, Tarkwa and Damang which were sold in 2011 and are discontinued operations.

The table below presents the gold production attributable to the Company along with the weighted average total cash cost per ounce of production.

	Gold Production (000s oz)				Total Cash Cost[1] ($/oz)
	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011	2012	2011	2012	2011
IAMGOLD Operator
Rosebel (95%)	94	87	187	187	$696	$704	$666	$618
Essakane (90%)	81	62	161	157	587	613	574	501
Doyon division[2] (100%)	2	—	4	—	143	—	137	—

	177	149	352	344	$641	$666	$619	$565

Joint Ventures
Sadiola (41%)	22	33	47	63	$1,213	$705	$1,104	$714
Yatela (40%)	5	6	12	14	1,864	1,401	1,730	1,352

	27	39	59	77	$1,349	$817	$1,234	$829

Continuing operations	204	188	411	421	$737	$697	$708	$613

Discontinued operations[3]	—	10	—	67	$—	$1,271	$—	$792

Total	204	198	411	488	$737	$729	$708	$637

Continuing operations
Cash cost excluding royalties					$650	$610	$619	$533
Royalties					87	87	89	80

Total cash cost[1]					$737	$697	$708	$613

1	Total cash cost is a non-GAAP measure. Refer to the Cash Costs section above for reconciliation to GAAP measures.
2	As a cost savings initiative, the ore mined from Mouska was stockpiled in 2011. In 2012, the mine will not be producing other than marginal gold derived from the mill clean-up process.
3	Discontinued operations include Mupane, Tarkwa and Damang which were sold in 2011.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2012

Suriname – Rosebel Mine (IAMGOLD interest – 95%)

Summarized Results 100% Basis

	Three months ended June 30,			Six months ended June 30,
	2012	Change	2011	2012	Change	2011
Total operating material mined (000s t)	11,830	(4%)	12,284	25,033	6%	23,595
Capital waste mined (000s t)	186	—	—	987	—	—
Strip ratio[1]	2.7	(13%)	3.1	2.7	(13%)	3.1
Ore milled (000s t)	3,182	2%	3,125	6,313	2%	6,193
Head grade (g/t)	1.0	—	1.0	1.0	—	1.0
Recovery (%)	96	3%	93	95	1%	94
Gold production – 100% (000s oz)	99	8%	92	197	—	197
Attributable gold production – 95% (000s oz)	94	8%	87	187	—	187
Gold sales – 100% (000s oz)	108	24%	87	195	2%	191
Gold revenue ($/oz)[2]	$1,592	5%	$1,518	$1,641	13%	$1,455
Cash cost excluding royalties ($/oz)	$604	(2%)	$617	$571	6%	$537
Royalties ($/oz)	$92	6%	$87	$95	17%	$81

Total cash cost ($/oz)[3]	$696	(1%)	$704	$666	8%	$618

1	Strip ratio is calculated as waste divided by ore mined.
2	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
3	Total cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Gold production during the second quarter 2012 was 8% higher than the prior year period, primarily as a result of higher throughput and higher recoveries. Recoveries have shown an improving trend with the partial installation of the gravity circuit. Mine tonnage for the quarter was adversely impacted by the heavy rainfall and was lower than the prior year period due to longer hauls.

Total cash costs per ounce were lower compared to the same prior year period mainly due to higher gold production partially offset by higher royalties as a result of higher realized gold prices.

During the second quarter 2012, Rosebel’s capital expenditures were $48.1 million and consisted of new mining equipment ($21.9 million), the third ball mill project ($8.5 million), resource delineation and near-mine exploration ($4.5 million), pre-crusher unit ($3.5 million), new gravity circuit project ($2.4 million), capital spares ($1.7 million), infrastructure development for Rosebel pit ($1.4 million), tailings dam ($1.1 million) and various smaller projects ($3.1 million).

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2012

Burkina Faso – Essakane Mine (IAMGOLD interest—90%)

Summarized Results 100% Basis

	Three months ended June 30,			Six months ended June 30,
	2012	Change	2011	2012	Change	2011
Total operating material mined (000s t)	3,835	(35%)	5,929	7,347	(46%)	13,546
Capital waste mined (000s t)	5,136	—	—	8,921	—	—
Strip ratio[1]	2.1	40%	1.5	2.0	18%	1.7
Ore milled (000s t)	2,711	102%	1,344	5,337	48%	3,595
Head grade (g/t)	1.1	(31%)	1.6	1.1	(31%)	1.6
Recovery (%)	91	(5%)	96	92	(4%)	96
Gold production – 100% (000s oz)	90	30%	69	179	2%	175
Attributable gold production – 90% (000s oz)	81	30%	62	161	2%	157
Gold sales – 100% (000s oz)	86	25%	69	174	(5%)	184
Gold revenue ($/oz)[2]	$1,590	5%	$1,519	$1,647	14%	$1,445
Cash cost excluding royalties ($/oz)	$509	(3%)	$525	$494	17%	$424
Royalties ($/oz)	$78	(11%)	$88	$80	4%	$77

Total cash cost ($/oz)[3]	$587	(4%)	$613	$574	15%	$501

1	Strip ratio is calculated as waste divided by ore mined.
2	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
3	Total cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Gold production during the second quarter 2012 was 30% higher than the same prior year period and is the result of having effectively addressed the technical issues that limited production in 2011. This was partially offset by lower grades compared to the same period last year. Total cash costs in the second quarter 2012 were lower compared to the second quarter 2011 mainly due to higher production.

During the second quarter 2012, Essakane’s capital expenditures were $47.3 million and consisted of capitalized stripping costs on the push-back of the pit ($12.5 million), mill expansion including advances towards long lead equipment ($23.2 million), liner installation at the bulk water storage facility ($3.9 million), resource development ($4.2 million), capital spares ($1.2 million) and other sustaining capital ($2.3 million).

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2012

Canada – Doyon Division (IAMGOLD interest – 100%)

Summarized Results 100% Basis

	Three months ended June 30,			Six months ended June 30,
	2012	Change	2011	2012	Change	2011
Total operating material mined (000s t)	15	(6%)	16	33	10%	30
Gold production – 100% (000s oz)	2	—	—	4	—	—
Gold sales – 100% (000s oz)	4	—	—	7	(30%)	10
Gold revenue ($/oz)[1]	$1,605	—	$—	$1,678	22%	$1,380
Cash cost excluding royalties ($/oz)	$106	—	$—	$100	—	$—
Royalties ($/oz)	$37	—	$—	$37	—	$—

Total cash cost ($/oz)[2]	$143	—	$—	$137	—	$—

1	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
2	Total cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

During the quarter, the Mouska mine recovered 2,000 ounces as a result of the mill clean-up activities. The site continues to stockpile ore which will be processed in the refurbished mill in 2013.

Mali – Sadiola Mine (IAMGOLD interest – 41%)

Summarized Results 41% Basis

	Three months ended June 30,			Six months ended June 30,
	2012	Change	2011	2012	Change	2011
Total operating material mined (000s t)	3,128	18%	2,640	4,814	(6%)	5,109
Capital waste mined (000s t)	779	—	—	2,925	—	—
Strip ratio[1]	12.6	88%	6.7	16.1	148%	6.5
Ore milled (000s t)	462	(6%)	492	910	(5%)	961
Head grade (g/t)	1.7	(15%)	2.0	1.9	—	1.9
Recovery (%)	84	(12%)	95	84	(12%)	95
Attributable gold production – 41% (000s oz)	22	(33%)	33	47	(25%)	63
Attributable gold sales – 41% (000s oz)	22	(27%)	30	46	(23%)	60
Gold revenue ($/oz)[2]	$1,606	7%	$1,502	$1,648	14%	$1,446
Cash cost excluding royalties ($/oz)	$1,116	80%	$620	$1,008	60%	$630
Royalties ($/oz)	$97	14%	$85	$96	14%	$84

Total cash cost ($/oz)[3]	$1,213	72%	$705	$1,104	55%	$714

1	Strip ratio is calculated as waste divided by ore mined.
2	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
3	Total cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Attributable gold production for the second quarter 2012 was 33% lower compared to the prior year period due to lower throughput from low mill availability, lower grades mined, and lower recoveries due to graphitic ore. Lower production had an adverse impact on total cash costs which rose significantly compared to the prior year period. Annual production is expected to be at the lower end of the production guidance range for the Malian operations.

The Company’s attributable portion of capital expenditures during the second quarter 2012 was $9.7 million and consisted of spending on the Sadiola Sulphide project ($5.6 million), capitalized stripping ($2.7 million) and various smaller projects ($1.4 million).

Sadiola did not distribute any dividends during both the second quarters of 2012 and 2011.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2012

Mali – Yatela Mine (IAMGOLD interest – 40%)

Summarized Results 40% Basis

	Three months ended June 30,			Six months ended June 30,
	2012	Change	2011	2012	Change	2011
Total operating material mined (000s t)	2,182	25%	1,746	4,357	35%	3,234
Strip ratio[1]	20.2	221%	6.3	18.3	195%	6.2
Ore crushed (000s t)	252	(13%)	288	498	(12%)	564
Head grade (g/t)	0.7	(36%)	1.1	0.7	(30%)	1.0
Attributable gold stacked – 40% (000s oz)	6	(40%)	10	12	(37%)	19
Attributable gold production – 40% (000s oz)	5	(17%)	6	12	(14%)	14
Attributable gold sales – 40% (000s oz)	6	(14%)	7	12	(14%)	14
Gold revenue ($/oz)[2]	$1,608	8%	$1,488	$1,653	15%	$1,436
Cash cost excluding royalties ($/oz)	$1,755	34%	$1,309	$1,631	29%	$1,267
Royalties ($/oz)	$109	18%	$92	$99	16%	$85

Total cash cost ($/oz)[3]	$1,864	33%	$1,401	$1,730	28%	$1,352

1	Strip ratio is calculated as waste divided by ore mined.
2	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
3	Total cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Attributable gold production was lower in the second quarter 2012 compared to the prior year period as a result of comparably lower ore tonnage being fed to the heap leach pads.

Higher cash costs in the second quarter 2012 were due to a 25% increase in tonnes mined compared with the same prior year period as the site focused on mining the main pit while the Yatela North Pit had a short-term waste stripping campaign. By the third quarter 2012, the short-term waste stripping campaign will be complete as ore in the pit will be accessible.

Annual production is expected to be at the lower end of the production guidance range for the Malian operations.

There were no significant capital expenditures during the second quarters 2012 and 2011. Yatela did not distribute any dividend during both the second quarters of 2012 and 2011.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2012

Canada – Niobec Mine (IAMGOLD interest – 100%)

Summarized Results 100% Basis

	Three months ended June 30,			Six months ended June 30,
	2012	Change	2011	2012	Change	2011
Total operating material mined (000s t)	483	(12%)	546	1,053	(2%)	1,075
Ore milled (000s t)	522	(1%)	529	1,077	3%	1,050
Grade (% Nb2O5 )	0.53	(12%)	0.60	0.54	(8%)	0.59
Niobium production (millions of kg Nb)	1.2	9%	1.1	2.3	5%	2.2
Niobium sales (millions of kg Nb)	1.2	(8%)	1.3	2.4	4%	2.3
Operating margin ($/kg Nb)[1]	$15	7%	$14	$15	—	$15

1	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Niobium production during the second quarter 2012 was 9% higher than the same period in 2011 as a result of higher conversion of niobium pentoxide and higher recoveries, offset to some extent by lower grades mined.

Niobium revenues increased to $48.4 million in the second quarter 2012 compared to $48.1 million in the same period in 2011 due to a higher realized niobium price offset by lower sales volume. Operating margin during the second quarter 2012 was higher as compared to the second quarter 2011 as a result of the higher realized niobium price partially offset by higher labour and consumables costs.

In the second quarter of 2012, capital expenditures were $19.6 million and included mining equipment ($4.8 million), underground development ($4.6 million), service hoist project ($1.7 million), Shipshaw river pumping station ($1.2 million), feasibility study ($0.8 million), relocation of the leaching and the filter band ($0.8 million) and various other projects ($5.7 million).

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2012

DEVELOPMENT AND EXPANSION PROJECTS

	Three months ended June 30,		Six months ended June 30,
($millions)	2012	2011	2012	2011
North America
Canada – Westwood project	$43.6	$32.9	$79.7	$57.8
Canada – Niobec feasibility study	0.8	—	0.8	—
Africa
Burkina Faso – Essakane expansion project	18.1	—	34.9	—
Mali – Sadiola Sulphide project (41%)	5.6	—	10.8	—
South America
Ecuador – Quimsacocha project	0.6	0.8	1.3	1.7

Capitalized Development and Expansion Expenditures	$68.7	$33.7	$127.5	$59.5

In the second quarter 2012, the Company’s total development and expansion project expenditures were $68.7 million. For Essakane, the second quarter 2012 expenditures continue to be lower than originally expected given delays in receiving permits and confirmation of fiscal terms. The Company has progressed with the government of Burkina Faso on the resolution of fiscal terms with construction teams currently mobilizing. At Sadiola, the Sulphide project initiative has progressed cautiously given the ongoing political events. The Company is monitoring the situation and is ready to move forward when appropriate.

CANADA – WESTWOOD PROJECT

Early 2013 has been maintained as the target start-up date for operations. The Westwood project expenditures in the second quarter 2012 totaled $43.6 million, with significant infrastructure preparation and construction, including the cyanide destruction plant, paste fill plant and work progress on mill refurbishing. The new waste water treatment plant is now operational. The sewage and potable water network is completed. During the second quarter of 2012, shaft sinking reached a depth of 1,705 metres. Underground development work in the second quarter 2012 totaled 3,273 metres (six months ended 2012 - 6,837 metres) of lateral and vertical excavation.

Outlook for 2012:

Main activities planned for 2012 totaling $220 million are as follows:

•	Construction of a new surface administration and services building and a new paste backfill plant;

•	Extensive refurbishment of the existing Doyon mill and installation of a new sewage treatment plant;

•	Shaft sinking to a depth of 1,954 metres by the end of 2012;

•	Completion of permanent ground support for the six-metre ventilation raise;

•	Excavation of a six-metre exhaust raise;

•	Completion of 89,000 metres of infill and step-out drilling for resource development;

•	Completion of 15,000 metres of vertical and lateral development; and

•	Commencement of mining in the Warrenmac zone for stockpiling ahead of the 2013 start-up.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2012

BURKINA FASO – ESSAKANE EXPANSION PROJECT

Under the expansion plan, mining will be carried out using the same type of equipment currently used at Essakane. The mining rate will climb to 50-55 million tonnes per year by 2014 and is expected to remain at that rate for six years before decreasing gradually to the end of pit life. The outcome of negotiations with the Government of Burkina Faso on fiscal terms related to mine expansions has been favourable. This includes import duties applicable to expansion-related equipment and significant improvements on the timely reimbursement of value added taxes. The construction of the expanded plant commenced in early July 2012, with completion expected by the end of 2013.

MALI – SADIOLA SULPHIDE PROJECT

Under the current project schedule, pre-stripping of the Sadiola main pit to access the underlying sulphides will begin in 2013. Project completion and start-up of the new process plant is scheduled for the second half of 2014. IAMGOLD’s share of planned total capital expenditures over the next three years is $300 million.

ROSEBEL EXPANSION

The Company is making good progress towards reaching a definitive agreement, which will be followed by a concept study to further define the expansion potential of bringing in the satellite resources. Planned capital expenditures over the next three years are estimated at $550 million pending further studies and approval, and include project capital, sustaining capital and capitalized stripping.

NIOBEC EXPANSION

In 2011, following the scoping study results, a community relation office was put in place in order to inform key stakeholders in relation to the project. Several committees were formed by the local community to represent their interests. Preliminary social and environmental baselines were completed within the potentially impacted area. The permitting process is estimated to be completed between 24 to 30 months following the project notice deposit to the regulatory agencies. Based on the pre-feasibility study completed in early 2012, the Company is proceeding with a feasibility study based on the block caving mining method.

SOUTH AMERICA – ECUADOR – QUIMSACOCHA PROJECT

On June 20, 2012, it was announced that the Company had entered into a definitive agreement with INV Metals Inc. (“INV”) pursuant to which INV will acquire the project in consideration of the issuance of shares by INV to the Company. Upon closing, the Company will be issued 150 million common shares of INV which will represent not less than 40% and not more than 45% of INVs’ total outstanding common shares. The closing of the transaction is subject to certain conditions, including shareholder approval, government consent and financing by INV.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2012

EXPLORATION

IAMGOLD was active at 20 mine site, near mine and greenfields exploration projects in eight countries of West Africa and North and South America during the quarter.

In the second quarter 2012, exploration expenditures totaled $36.6 million, including $24.7 million for expensed exploration and $11.9 million for capitalized exploration. This is higher than exploration expenditures totaling $27.5 million for the same period in 2011. Drilling activities from all projects totaled 166,100 metres.

($ millions)	Three months ended June 30,			Six months ended June 30,
	2012	Change	2011	2012	Change	2011
Near-mine exploration and evaluation	$13.4	8%	$12.4	$23.7	5%	$22.6
Greenfield exploration projects	$23.2	54%	$15.1	$41.3	61%	$25.7

Total	$36.6	33%	$27.5	$65.0	35%	$48.3

The increased expenditures reflect larger planned exploration spending for 2012 versus 2011 ($157.3 million versus $108.6 million), which now includes an additional $19.4 million for ongoing exploration at the recently acquired Côté Gold project in Ontario.

Planned exploration during the quarter was impacted by reduced drilling activities at several projects in Mali, offset by an increase in drilling activities at Essakane, Burkina Faso, and the acquisition of the Côté Gold project near the end of the quarter.

OUTLOOK – 2012 EXPLORATION

The following table represents the current outlook for exploration expenditures for 2012:

($ millions)	Capitalized	Expensed	Total
Near-mine exploration and evaluation	36.6	41.1	77.7
Greenfield exploration projects	1.9	77.7	79.6

Total	38.5	118.8	157.3

MINE SITE AND NEAR MINE EXPLORATION PROGRAMS

IAMGOLD mine and regional exploration teams continued to conduct near-mine exploration and resource development work during the second quarter 2012 at Essakane, Rosebel, Westwood, Mouska and Niobec.

ESSAKANE, BURKINA FASO

A total of just over 41,600 metres of diamond and reverse circulation (“RC”) drilling was completed, including approximately 15,600 metres targeting the Essakane Main Zone (“EMZ”) mineralization on the northern extensions of the current life of mine pit as well as within or slightly below the expansion feasibility study pit design. Initial results have so far confirmed extensions to the targeted mineralization under the northern portion of the pit and will be evaluated for the potential to add to the existing mineral resources. Infill drilling was also completed at the satellite Falagountou deposit, located eight kilometres east of the Essakane plant; however this program was impacted by restricted access due to the presence of extensive artisanal workings. Systematic drilling is also in progress to test for southeast extensions of the Falagountou deposit and to evaluate the resource potential of selected target areas along the 10 kilometre long Gossey - Korizena mineralization / geochemical trend.

ROSEBEL, SURINAME

Approximately 36,000 metres of diamond drilling was completed during the quarter, mainly at the Mayo, Koolhoven and Pay Caro deposits, to increase the confidence in the existing resource inventory and target resource expansions. Intersections were obtained from most targeted zones and results will be incorporated into updated resource models as they are received. Geological mapping, test pitting and sampling surveys have been conducted at selected locations on the property. In addition, a mechanical auger geochemical sampling program continues over priority areas covered with thick alluvium which may not have been effectively screened by past geochemical surveys.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2012

WESTWOOD, QUEBEC, CANADA

Twelve underground drills were operating during the second quarter 2012 and a total of over 20,500 metres of diamond drilling was completed. The Company’s efforts were focused on infill delineation and resource expansion drilling, principally below level 132. Intersections obtained continue to extend known mineralization and increase confidence in existing resources. The drilling program is carried out in conjunction with shaft sinking, underground development and construction of surface installations.

MOUSKA, QUEBEC, CANADA

Just over 10,100 metres of underground diamond drilling was completed with four diamond drill rigs during the quarter. The program is mainly targeting Zones 47 and 50 South and their extensions. In early June, drilling also began to evaluate the potential of Zone 65, a zone parallel to historically mined zones.

NIOBEC, QUEBEC, CANADA

Approximately 15,000 metres of underground diamond drilling was completed as part of a resource delineation and expansion project program designed to convert resources to reserves and underpin a five-year transition strategy toward the planned expansion. Drill results are as expected and continue to upgrade resources to mineral reserves. Metallurgical test work to constrain the resource estimation process continued during the quarter.

GREENFIELD EXPLORATION PROJECTS

In addition to the mine site and near mine exploration programs described above, the Company was active on some fifteen early stage to advanced greenfield exploration projects. Highlights for the quarter include:

KALANA JOINT VENTURE, MALI

Drilling actives were suspended for most of the quarter owing to political unrest and security concerns. However, as conditions improved, limited drilling was resumed and approximately 4,400 metres of RC infill drilling was completed by quarter end, just ahead of the onset of the wet season. Although heavily backlogged, assay results continue to be received and are being validated and incorporated into the geological model ahead of a mineral resource estimate anticipated for completion in the fourth quarter. The principal objective of the current program is to satisfy the remaining earn-in requirement by developing a resource estimate for the Kalana mine area and nearby prospects.

BOTO, SENEGAL

Exploration drilling continues on the Boto project in several key target areas to follow up encouraging drill results returned from prior exploration programs. Approximately 5,700 metres of diamond drilling was completed during the quarter. Systematic drilling at the Boto 2 prospect continues to intersect 40 to 60 metre intervals of gold bearing brecciated sandstone exhibiting strong alteration and pyrite mineralization. The drill program has been expanded to continue to evaluate the mineral resource potential of these targets.

PITANGUI, BRAZIL

Diamond drilling continued during the quarter with just over 2,000 metres completed. Encouraging results continue to be returned from the Jaguara prospect where Banded Iron Formation (BIF) hosted gold mineralization has been intersected over a minimum 700-metre strike length. The drill program has been expanded to better evaluate this new discovery. Additional soil geochemical surveys are in progress to identify further anomalies along the prospective host stratigraphy.

CÔTÉ GOLD PROJECT, ONTARIO, CANADA

Approximately 3,600 metres of diamond drilling was completed since the project was acquired in late June. An aggressive delineation drill program is in progress with the prime objective to upgrade a significant portion of the Inferred mineral resources to an Indicated category. An exploration program including 70,000 to 85,000 metres of resource drilling, geotechnical testing and condemnation drilling by year end has been approved.

REE PROJECT, QUEBEC, CANADA

A delineation diamond drilling program on a nominal 100 x 100 metre drill spacing and to a vertical depth of 700 metres was initiated during the quarter to follow up encouraging exploration drill results from the first quarter. The purpose of the program is to upgrade the mineral resources in preparation for a scoping study of the REE deposit, which will be completed in September 2012. Approximately 11,100 metres of drilling were completed, including two deep holes which confirmed the presence of REE bearing host breccia’s to vertical depth of 1,250 metres. The program is expected to be completed by the end of the third quarter. In addition, approval has been given to start a 1,300 metre exploration drift extending from the Niobec mine to the REE deposit. The drift, when completed, will allow for the collection of a bulk sample to support planned metallurgical studies and provide access for future underground drilling programs. Completion is expected in early 2013.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2012

QUARTERLY FINANCIAL REVIEW

(in $ millions, except where noted)	2012		2011				2010
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues from continuing operations	$410.6	$404.2	$481.6	$431.9	$345.7	$414.0	$440.9	$234.7

Net earnings from continuing operations	$60.9	$129.0	$145.8	$60.0	$80.1	$142.1	$120.3	$39.9
Net earnings	$60.9	$129.0	$145.8	$50.7	$484.5	$162.3	$134.5	$54.5
Net earnings attributable to equity holders of IAMGOLD	$52.9	$119.2	$133.7	$40.7	$478.9	$153.4	$124.0	$52.0

Basic earnings attributable to equity holders of IAMGOLD per share ($/share)	$0.14	$0.32	$0.36	$0.11	$1.28	$0.41	$0.33	$0.14
Diluted earnings attributable to equity holders of IAMGOLD per share ($/share)	$0.14	$0.32	$0.35	$0.11	$1.27	$0.41	$0.33	$0.14

The second quarter 2012 is the tenth consecutive quarter of positive net earnings for the Company.

FINANCIAL CONDITION

Liquidity and Capital Resources

The Company ended the second quarter 2012 with a strong balance sheet, having $614.9 million in cash, cash equivalents and gold bullion at market value.

Working capital1 as at June 30, 2012 was $549.0 million, a decrease of $641.8 million compared to December 31, 2011 mostly due the drawdown of cash and cash equivalents of $652.1 million. The drawdown took place mainly for the acquisition of the Côté Gold project ($480.4 million), capital expenditures related to mining assets and exploration and evaluation assets ($304.5 million), the payment of dividends ($50.9 million) and acquisition of investments ($46.3 million), offset partially by net cash generated from operating activities ($223.0 million) and other cash movements ($7.0 million). Offsetting increases in non-cash working capital of $10.3 million were mainly the result of lower income and mining taxes payable.

Working capital[1]				June 30, 2012	December 31, 2011
Working capital[1]	($	millions	)	$549.0	$1,190.8
Current working capital[1] ratio				2.6	4.4

[1]	Working capital is defined as current assets less current liabilities and excludes long-term stockpiles.

As at June 30, 2012 no funds were drawn against the Company’s $750.0 million total unsecured revolving credit facilities. As of June 30, 2012 the Company has used $66.1 million of its $75.0 million letters of credit facility. During the first quarter, the Company increased its revolving facility for the issuance of letters of credit to $75.0 million from $50.0 million.

Gold Bullion		June 30, 2012	December 31, 2011
Ounces held	(oz)	134,738	134,636
Weighted average acquisition cost	($/oz)	$720	$719
Acquisition cost	($ millions)	$96.9	$96.8
End of period spot price for gold	($/oz)	$1,599	$1,566
End of period market value	($ millions)	$215.4	$210.9

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2012

CONTRACTUAL OBLIGATIONS

Contractual obligations as at June 30, 2012 were $246.7 million, an increase of $29.8 million compared to December 31, 2011, mainly due to higher contracted capital expenditures obligations at Essakane and Westwood. These obligations will be met through available cash resources and operating cash flows.

ASSET RETIREMENT OBLIGATIONS

At June 30, 2012, a liability of $229.3 million, representing the discounted value of asset retirement obligations, is included in the Company’s unaudited consolidated balance sheet compared to $222.2 million at the end of 2011. The increase in obligations which occurred since December 31, 2011 is related to the revaluation of the liability using lower real discount rates in effect at June 30, 2012. As previously noted, as of June 30, 2012 the Company has used $66.1 million of its $75.0 million letters of credit facility to guarantee asset retirement obligations. In addition, the Company has restricted cash of $2.8 million to guarantee asset retirement obligations at various locations.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

MARKETABLE SECURITIES AND WARRANTS HELD AS INVESTMENTS, AND MARKET PRICE RISK

Investments in marketable securities are classified as available-for-sale financial assets and are recorded at fair value in receivables and other for marketable securities expected to be sold in the next 12 months, and for the remainder in other non-current assets on the consolidated balance sheet.

At the end of the quarter, the Company reviewed the value of marketable securities for objective evidence of impairment and determined that an impairment charge of $14.9 million was required in the second quarter 2012 of which $10.3 million were transferred from the fair value reserve to the statement of earnings ($19.5 million during the first six months 2012 of which $14.9 million were transferred from the fair value reserve to the statement of earnings) compared to no impairment in 2011.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2012

SUMMARY OF OUTSTANDING DERIVATIVE CONTRACTS

At the end of June 2012, the Company had entered into derivative contracts to limit the impact of fluctuations as a result of volatilities in the world markets by hedging a portion of its expected consumption of Canadian dollars, Euros, South African Rand, oil and aluminum.

At the end of the period, the Company’s outstanding derivative contracts were as follows:

Contracts	2012	2013
Foreign Currency
Canadian dollar contracts (millions of $C)	102.0	420.0
Forward weighted average rate (C$/$)	C$0.9975/$	C$1.0398/$
Option exercise rate range (C$/$)	C$0.9700 – C$1.0506/$	C$1.0075 – C$1.0675/$
Hedge ratio	41%	54%
Euro contracts (millions of €)	78.0	108.0
Forward weighted average rate ($/ €)	$1.2714/€	$1.2500/€
Option exercise rate range ($/ €)	$1.2500 – $1.3500/€	$1.1841 – $1.2800/€
Hedge ratio	46%	47%
South African Rand contracts (millions of ZAR)	23.1	—
Weighted average rate (ZAR/$)	ZAR 8.7473/$	—
Hedge ratio	100%	—
Commodities
Crude oil option contracts (barrels)	273,600	591,000
Exercise price range ($/barrel of crude oil)	$70 – $95	$75 – $94
Hedge ratio	57%	60%
Aluminum swap contracts (metric tonnes)	1,600	2,100
Swap weighted average hedge price ($/metric tonne)	$2,209	$2,146
Hedge ratio	72%	49%

CURRENCY EXCHANGE RATE RISK

The Company’s objective is to hedge its exposure to these currencies resulting from operating and capital expenditures requirements at the Niobec and Essakane mines, the Westwood project and corporate costs.

OIL OPTION CONTRACTS AND FUEL MARKET PRICE RISK

Diesel is a key input to extract tonnage and, in some cases, to wholly or partially power operations. Since fuel is produced by the refinement of crude oil, changes in the price of oil directly impact fuel costs. The Company believes there is a strong relationship between prices for crude oil and diesel.

ALUMINUM CONTRACTS AND MARKET PRICE RISK

Aluminum is a key input in the production of ferroniobium. The Company has a hedging strategy to limit the impact of fluctuations of aluminum prices and to economically hedge a portion of its future consumption of aluminum at the Niobec mine.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2012

Shareholders’ Equity

At the end of 2011, the Company increased its annual dividend payment to $0.25 per share, payable semi-annually. In January 2012, the Company paid the 2011 semi-annual dividend of $0.125 per share totaling $47.0 million. In June 2012, the Company declared a semi-annual dividend in the amount of $0.125 per share payable on July 13, 2012 of $47.0 million. Dividends payable at the end of June 2012 also include additional dividends of $7.7 million related to subsidiaries’ dividends to non-controlling interests. In the second quarter 2012, additional dividends paid of $2.1 million (first six months 2012 – $3.9 million) were related to subsidiaries’ dividends to non-controlling interests.

Number issued and outstanding	June 30, 2012	August 10, 2012
Shares	376,123,405	376,145,905
Share options	4,537,667	4,434,832

Cash Flow

	Three months ended June 30,		Six months ended June 30,
($millions)	2012	2011	2012	2011
Continuing operations
• Operating activities	$52.7	$12.2	$223.0	$211.2
• Investing activities	(681.9)	568.6	(824.7)	556.8
• Financing activities	(2.1)	1.7	(53.7)	13.6
• Impact of foreign exchange on cash and cash equivalents	(2.5)	(0.8)	3.3	0.8

Increase (decrease) in cash and cash equivalents from continuing operations	(633.8)	581.7	(652.1)	782.4
Cash flows used in discontinued operations	—	(11.7)	—	(5.7)

Increase (decrease) in cash and cash equivalents	(633.8)	570.0	(652.1)	776.7
Cash and cash equivalents, beginning of period	1,033.3	477.5	1,051.6	270.8

Cash and cash equivalents, end of period	$399.5	$1,047.5	$399.5	$1,047.5

OPERATING ACTIVITIES

In the second quarter 2012, cash flows from continuing operating activities were higher than the same period last year as a result of higher gold sales volumes at higher gold margins and lower build of working capital.

INVESTING ACTIVITIES

Cash flows utilized for investing activities in the second quarter 2012 are mainly the result of the cash utilized to acquire the Côté Gold project of $480.4 million and capital expenditures in mining assets and exploration and evaluation of $171.8 million. During the second quarter 2011, the cash generated from investing activities was mainly the result of receiving $667.0 million upon sale of the Tarkwa and Damang mines in Ghana, partially offset by capital expenditure in mining assets and exploration and evaluation.

FINANCING ACTIVITIES

Cash flows utilized for financing activities were higher in the second quarter 2012 as a result of lower shares issued in 2012.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2012

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management, to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as of December 31, 2011 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report in providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

Since the December 31, 2011 evaluation, there have been no adverse changes to the Company’s controls and procedures and their design remains effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the annual or interim financial statements.

An evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted as of December 31, 2011 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management has concluded that the Company’s internal controls over financial reporting were effective.

The acquisition of Trelawney - Côté Gold project on June 21, 2012, as described in Note 4 of the unaudited consolidated interim financial statements, will not significantly impact the design of internal controls over financial reporting and disclosure. There were no further changes in the Company’s business activities during the period.

There have been no significant changes in the Company’s internal control over financial reporting or in other factors that could significantly affect internal controls during the second quarter ended June 30, 2012.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the CEO and the CFO believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

CRITICAL JUDGEMENTS AND ESTIMATES

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in note 2(b) to the Company’s consolidated financial statements for the year ended December 31, 2011.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2012

FUTURE ACCOUNTING POLICIES

For a more comprehensive discussion of future accounting policies that may impact the Company, please refer to the Company’s current quarter unaudited consolidated interim financial statements and the audited annual consolidated financial statements, related notes and MD&A for 2011.

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found earlier in this document.

For a more comprehensive discussion of the risks faced by the Company, please refer to the Company’s 2011 annual MD&A, and the Company’s 2011 Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The Annual Information Form, which, in addition to being filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.

NON-GAAP1 PERFORMANCE MEASURES

ADJUSTED NET EARNINGS FROM CONTINUING OPERATIONS ATTRIBUTABLE TO EQUITY HOLDERS

Adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD and adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD per share are non-GAAP financial measures. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD and adjusted net earnings from continuing operations attributable to equity holders per share are intended to provide additional information, but do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings from continuing operations attributable to equity holders represent net earnings from continuing operations attributable to equity holders excluding certain impacts, net of tax, such as changes in asset retirement obligations at closed sites, unrealized derivative gain or loss, gain/loss on sale of marketable securities and assets, impairment of marketable securities, foreign exchange gain or loss, executive severance costs, as well as the impact of significant change in tax laws for mining taxes, and unrealized gain/loss on foreign exchange translation of deferred income and mining tax liabilities. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS.

[1]	GAAP – Generally accepted accounting principles.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2012

The following table provides a reconciliation of net earnings from continuing operations attributable to equity holders of IAMGOLD as per the unaudited condensed consolidated interim statement of earnings, to adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD.

($millions, except for number of shares and per share amounts)	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Earnings from continuing operations before income and mining taxes and non-controlling interests	$110.0	$127.5	$290.2	$313.0
• Foreign exchange loss / (gain)	(0.7)	(5.1)	(11.0)	0.2
• Unrealized loss / (gain) on derivative instruments	5.8	(1.4)	(3.8)	(4.3)
• Gain on sales of marketable securities	(3.7)	(0.6)	(9.3)	(0.9)
• Impairment of marketable securities	14.9	—	19.5	—
• Loss / (gain) on sales of assets	0.1	(1.1)	(2.2)	(11.8)
• Changes in estimates of asset retirement obligations at closed sites	3.6	—	0.5	—

	20.0	(8.2)	(6.3)	(16.8)

Adjusted earnings from continuing operations before income and mining taxes and non-controlling interests	$130.0	$119.3	$283.9	$296.2
• Income and mining tax expenses	(49.1)	(47.4)	(100.3)	(90.8)
• Tax impact of adjusted items	1.1	1.4	0.6	(5.4)
• Non-controlling interests	(8.0)	(5.6)	(17.8)	(14.5)

Adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD	$74.0	$67.7	$166.4	$185.5

Basic weighted average number of common shares outstanding (in millions)	376.1	374.9	376.0	374.2

Basic adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$0.20	$0.18	$0.44	$0.50

OPERATING CASH FLOW FROM CONTINUING OPERATIONS BEFORE CHANGES IN WORKING CAPITAL

The Company makes reference to a non-GAAP measure for operating cash flow from continuing operations before changes in working capital and operating cash flow from continuing operations before changes in working capital per share. This measure is defined as cash generated from continuing operations excluding changes in working capital. Working capital can be volatile due to numerous factors including build-up of inventories. Management believes that, by excluding these items from continuing operations, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2012

The following table provides a reconciliation of operating cash flow from continuing operations before changes in working capital:

	Three months ended June 30,		Six months ended June 30,
($millions, except where noted)	2012	2011	2012	2011
Cash flow generated from continuing operating activities per the unaudited consolidated interim financial statements	$52.7	$12.2	$223.0	$211.2
Adjusting items from non-cash working capital items and non-current ore stockpiles
• Accounts receivable and other assets	12.7	9.6	(7.9)	9.9
• Inventories and non-current ore stockpiles	15.3	46.3	37.7	63.1
• Accounts payable and accrued liabilities	(8.3)	8.3	5.3	6.7

Operating cash flow from continuing operations before changes in working capital	$72.4	$76.4	$258.1	$290.9

Basic weighted average number of common shares outstanding (in millions)	376.1	374.9	376.0	374.2

Basic operating cash flow from continuing operations before changes in working capital per share ($/share)	$0.19	$0.20	$0.69	$0.78

CASH COSTS

The Company’s MD&A often refers to cash costs per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess the overall effectiveness and efficiency of gold mining operations. Cash cost figures are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is still an accepted standard of reporting cash costs of gold production in North America. Adoption of the standard is voluntary, and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, and attributable realized derivative gain or loss, but are exclusive of amortization, reclamation, capital, and exploration and development costs. These costs are then divided by the Company’s attributable ounces of gold produced to arrive at the total cash costs per ounce. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

These gold cash costs do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operations as determined under IFRS.

The following tables provide a reconciliation of total cash costs per ounce produced for gold mines (continuing operations) to the mining costs, excluding depreciation, depletion and amortization as per the unaudited consolidated interim statement of earnings.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2012

Second quarter ended June 30, 2012	Operating Gold Mines						Other
(in $ millions, except where noted) (unaudited)	Rosebel	Essakane	Doyon Division	Sadiola	Yatela	Total	Other[1]	Total[2]
Mining costs, excluding depreciation, depletion, amortisation and changes in estimates of asset retirement obligations at closed sites	$75.8	$50.6	$2.4	$24.3	$16.0	$169.1	$32.8	$201.9
Adjust for:
By-product credit (excluded from mining costs)	—	—	(0.1)	—	—	(0.1)
Stock movement	(6.2)	4.0	(0.9)	0.4	(1.3)	(4.0)
Other mining costs	(0.4)	(2.0)	(1.2)	1.8	(4.1)	(5.9)
Cost attributed to non-controlling interests	(3.5)	(5.3)	—	—	—	(8.8)

	$(10.1)	$(3.3)	$(2.2)	$2.2	$(5.4)	$(18.8)

Total cash costs – operating mines	$65.7	$47.3	$0.2	$26.5	$10.6	$150.3

Attributable gold production – operating mines (000 oz)	94	81	2	22	5	204

Total cash costs ($/oz)	$696	$587	$143	$1,213	$1,864	$737

Second quarter ended June 30, 2011	Operating Gold Mines						Other
(in $ millions, except where noted) (unaudited)	Rosebel	Essakane	Doyon Division	Sadiola	Yatela	Total	Other[1]	Total[2]
Mining costs, excluding depreciation, depletion, amortisation and changes in estimates of asset retirement obligations at closed sites	$60.3	$41.9	$3.3	$21.8	$9.1	$136.4	$31.9	$168.3
Adjust for:
By-product credit (excluded from mining costs)	(0.5)	(0.6)	(0.2)	(0.1)	—	(1.4)
Stock movement	5.2	3.5	(0.9)	1.4	(0.3)	8.9
Other mining costs	(0.5)	(2.6)	(2.2)	(0.1)	(0.1)	(5.5)
Cost attributed to non-controlling interests	(3.2)	(4.3)	—	—	—	(7.5)

	$1.0	$(4.0)	$(3.3)	$1.2	$(0.4)	$(5.5)

Total cash costs – operating mines	$61.3	$37.9	$—	$23.0	$8.7	$130.9

Attributable gold production – operating mines (000 oz)	87	62	—	33	6	188

Total cash costs ($/oz)	$704	$613	$—	$705	$1,401	$697

1	Niobium and Corporate Segments.
2	As per note 21 of the Company’s unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2012

Six months ended June 30, 2012	Operating Gold Mines						Other
(in $ millions, except where noted) (unaudited)	Rosebel	Essakane	Doyon Division	Sadiola	Yatela	Total	Other[1]	Total[2]
Mining costs, excluding depreciation, depletion, amortisation and changes in estimates of asset retirement obligations at closed sites	$132.1	$101.6	$5.5	$47.8	$30.1	$317.1	$63.6	$380.7
Adjust for:
By-product credit (excluded from mining costs)	(0.2)	(0.2)	(0.3)	(0.1)	—	(0.8)
Stock movement	1.1	5.7	(2.2)	2.0	—	6.6
Other mining costs	(1.5)	(4.3)	(2.5)	2.5	(8.6)	(14.4)
Cost attributed to non-controlling interests	(6.6)	(10.3)	—	—	—	(16.9)

	$(7.2)	$(9.1)	$(5.0)	$4.4	$(8.6)	$(25.5)

Total cash costs – operating mines	$124.9	$92.5	$0.5	$52.2	$21.5	$291.6

Attributable gold production – operating mines (000 oz)	187	161	4	47	12	411

Total cash costs ($/oz)	$666	$574	$137	$1,104	$1,730	$708

Six months ended June 30, 2011	Operating Gold Mines						Other
(in $ millions, except where noted) (unaudited)	Rosebel	Essakane	Doyon Division	Sadiola	Yatela	Total	Other[1]	Total[2]
Mining costs, excluding depreciation, depletion, amortisation and changes in estimates of asset retirement obligations at closed sites	$115.6	$92.5	$10.2	$43.4	$18.4	$280.1	$55.9	$336.0
Adjust for:
By-product credit (excluded from mining costs)	(0.5)	(0.6)	(0.6)	(0.1)	—	(1.8)
Stock movement	7.5	(0.7)	(6.1)	1.5	0.1	2.3
Other mining costs	(0.9)	(3.6)	(3.5)	(0.1)	0.1	(8.0)
Cost attributed to non-controlling interests	(6.1)	(8.8)	—	—	—	(14.9)

	$—	$(13.7)	$(10.2)	$1.3	$0.2	$(22.4)

Total cash costs – operating mines	$115.6	$78.8	$—	$44.7	$18.6	$257.7

Attributable gold production – operating mines (000 oz)	187	157	—	63	14	421

Total cash costs ($/oz)	$618	$501	$—	$714	$1,352	$613

1	Niobium and Corporate Segments.
2	As per note 21 of the Company’s unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2012

GOLD MARGIN

The Company’s MD&A refers to gold margin per ounce of gold, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold assets. The information allows management to assess how well the gold mines are performing relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.

In periods of rising gold prices it becomes profitable to process lower-grade ore. Such a decision will typically result in an increase in total cash costs per ounce, but it is equally important to recognize that margins also increase at an equal or even faster rate. While mining lower grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine. IAMGOLD’s exploitation strategy, including managing cutoff grades, mine sequencing, and stockpiling practices, is designed to maximize the total value of the asset given conservatively derived assumptions for key economic parameters going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.

The gold margin per ounce of gold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of gold margin per ounce of gold for the gold operating mine (continuing operations) to gold realized price less total cash costs per ounce.

($/oz of gold)	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Realized gold price for continuing operations	$1,593	$1,515	$1,645	$1,447
Total cash cost for continuing operations	$737	$697	$708	$613

Gold margin	$856	$818	$937	$834

UNIT OPERATING MARGIN PER KILOGRAM OF NIOBIUM FOR THE NIOBEC MINE

The Company’s MD&A refers to operating margin per kilogram of niobium at the Niobec mine, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset, the Niobec mine. The information allows management to assess how well the Niobec mine is performing relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of the operation. The operating margin per kilogram of niobium does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of operating margin per kilogram of niobium at the Niobec mine to revenues, and mining costs as per the unaudited consolidated interim statement of earnings.

($millions, except where noted)	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Revenues from the Niobec mine as per segmented information (note 28 of the Company’s unaudited consolidated interim financial statements)	$48.4	$48.1	$96.8	$87.7

Mining costs from the Niobec mine as per segmented information (note 28 of the Company’s unaudited consolidated interim financial statements)	$(31.1)	$(31.3)	$(60.9)	$(55.0)
Other mining costs	0.2	—	—	—

Operating margin	$17.5	$16.8	$35.9	$32.7

Sales volume (millions of kg Nb)	1.2	1.3	2.4	2.3

Operating margin ($/kg Nb)	$15	$14	$15	$15

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2012